

GREATAMERICAN.
INSURANCE GROUP

Fidelity/Crime Division

Should this account have a potential claim situation, please contact:

Fidelity / Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaic.com



GREATAMERICAN. INSURANCE GROUP

FIDELITY/CRIME DIVISION

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number: **FS 204-59-90 - 03**

Name and Address of Insured: **Wells Fargo Funds Trust**
525 Market Street, 12th Floor
San Francisco, CA 94105

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

    (a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

    (b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier's (s) liability.

ITEM 1. BOND PERIOD: from 12:01 a.m. on **09/01/2013** to 12:01 a.m. on **09/01/2014**
                          (inception)   (expiration)

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: **$12,500,000 Single Loss Limit over Insuring Agreements A, B, C, D, E, F, J and L (Financial Institution Investment Company Bond)**

ITEM 3. UNDERLYING COVERAGE:

    A) CARRIER: **Great American Insurance Company**
        LIMIT: **$20,000,000 Single Loss Limit subject to primary deductibles over Insuring Agreements A, B, C, D, E, F, J and L (Financial Institution Investment Company Bond)**
        BOND NUMBER: **FS 517-76-01 - 10**
        BOND PERIOD: **12:01 A.M. on 09/01/2013 to 12:01 A.M. on 09/01/2014**

    B) CARRIER: **Fidelity & Deposit Company of Maryland**
        LIMIT: **$20,000,000 Limit over Item A Above**
        BOND NUMBER: **FIB 0004712-13**
        BOND PERIOD: **12:01 A.M. on 09/01/2013 to 12:01 A.M. on 09/01/2014**

5 Waterside Crossing, Windsor, CT 06095
www.CrimeInsurance.com
Member of American Financial Group



FIDELITY/CRIME DIVISION

C) **CARRIER:**   **Berkley Regional Insurance Company**
     LIMIT: **$20,000,000 Limit over Items A & B Above**
     BOND NUMBER: **BFI-71000386-13**
     BOND PERIOD: **12:01 A.M. on 09/01/2013 to 12:01 A.M. on 09/01/2014**

D) **CARRIER:**   **Federal Insurance Company**
     LIMIT: **$20,000,000 Limit over Items A, B & C Above**
     BOND NUMBER: **82183333**
     BOND PERIOD: **12:01 A.M. on 09/01/2013 to 12:01 A.M. on 09/01/2014**

E) **CARRIER:**   **Axis Insurance Company**
     LIMIT: **$10,000,000 Limit over Items A, B, C & D Above**
     BOND NUMBER: **MCN753993/01/2013**
     BOND PERIOD: **12:01 A.M. on 09/01/2013 to 12:01 A.M. on 09/01/2014**

F) **CARRIER:**   **National Union Fire Insurance Company of Pittsburgh, PA**
     LIMIT: **$20,000,000 over Items A, B, C, D & E Above**
     BOND NUMBER: **01-340-59-14**
     BOND PERIOD: **12:01 A.M. on 09/01/2013 to 12:01 A.M. on 09/01/2014**

ITEM 4.   Coverage provided by this Bond is subject to the following attached Rider(s): **Rider No. 1**

ITEM 5.   By acceptance of this Bond, you give us notice canceling prior Bond No. **FS 204-59-90 – 02.** the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Authorized Representative of the UNDERWRITER this *14th* day of *October*, 2013.

GREAT AMERICAN INSURANCE COMPANY

By:

             (Authorized Representative)

Excess Follow Form Certificate
10/2007 ed.

5 Waterside Crossing, Windsor, CT 06095
www.CrimeInsurance.com
Member of American Financial Group



RIDER NO. 1

To be attached to and form part of Bond No. **FS 204-59-90 - 03**

Issued to **Wells Fargo Funds Trust**

It is agreed that:

1. Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Primary Bond.

2. This rider shall become effective as of 12:01 a.m. on **09/01/2013** standard time.

5 Waterside Crossing, Windsor, CT 06095
www.CrimeInsurance.com
Member of American Financial Group

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The   AIG   member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can   review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in   the   United   States   by   visiting   our   website   at www.aig.com/producercompensation or by calling 1-800-706-3102.



National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-340-59-14   Replacement of: 01-166-77-92

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	WELLS FARGO FUNDS TRUST
Policyholder Address:	525 MARKET STREET, 12TH FLOOR SAN FRANCISCO, CA 94105-2712
Policyholder Domicile:	California
Insurer Address:	175 Water Street, 18th Floor New York, NY 10038
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$ 20,000,000
Total Underlying Limits:	$ 90,000,000
Policy Period: From:	September 1, 2013
To:	September 1, 2014
Premium:	$ 41,640

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Great American Insurance Company	FS517-76-01-10	$20,000,000 Primary	09/01/2013 to 09/01/2014
	The Fidelity & Deposit Company of MD	FIB 00047 12 13	$20,000,000 xs $20,000,000	09/01/2013 to 09/01/2014
	Berkley Regional Insurance Company	BFI-71000386-13	$20,000,000 xs $40,000,000	09/01/2013 to 09/01/2014
	Federal Insurance Company	82183333	$20,000,000 xs $60,000,000	09/01/2013 to 09/01/2014
	Axis Insurance Company	MCN753993/01/2013	$10,000,000 xs $80,000,000	09/01/2013 to 09/01/2014

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address**. Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an **"*"** at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: Standard Great American Investment Company Bond.

1331340
103224 (02/10)   -1-

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "Insurer") and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

LIMIT OF LIABILITY

NOTICES

Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RIGHTS

The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

RELIANCE

If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

CHANGES

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.


_____
PRESIDENT


_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

_____
COUNTERSIGNATURE
(WHERE REQUIRED BY LAW)

WILLIS MN INC
1600 UTICA AVE S.
SUITE 600
MINNEAPOLIS, MN 55416
1331340

_____
DATE

COUNTERSIGNATURE LOCATION

103224 (02/10)

-2-

ENDORSEMENT# *1*

This endorsement, effective *12:01 AM   September 1, 2013*   forms a part of
policy number   *01-340-59-14*
issued to *WELLS FARGO FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United
States of America economic or trade sanction laws or regulations, including, but not
limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury
Department's Office of Foreign Assets Control ("OFAC").



_____
AUTHORIZED REPRESENTATIVE

END 001

ENDORSEMENT# *2*

This endorsement, effective *12:01 AM   September 1, 2013*   forms a part of policy number   *01-340-59-14*
issued to *WELLS FARGO FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FIDELITY ENDORSEMENT (UNDERLYING

SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.   The NOTICES appearing above the Declarations are deleted in their entirety and replaced with the following:

    NOTICES: Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2.   The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the following:

LIMIT OF LIABILITY   The **Limit of Liability** is the limit of the **Insurer's** liability for all coverage under this policy.

3.   The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

RELIANCE   The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies,** any attachments thereto and any other materials submitted for this policy.

If any **Underlying Limits** are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any **Underlying Policy** and such payments shall apply toward the exhaustion of the **Underlying Limits.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT# *3*

This endorsement, effective *12:01 AM   September 1, 2013*   forms a part of
policy number   *01-340-59-14*
issued to *WELLS FARGO FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
110996	03/12	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 003

IMPORTANT NOTICE – INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE.   THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY.   YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS.   IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- ' better protects the interests of all parties;
- ' helps Travelers to try to resolve losses or claims more quickly; and
- ' often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by US Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

bfpclaims@travelers.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

¨§ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
¦¥ ST. PAUL MERCURY INSURANCE COMPANY
¨§ ST. PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 11N59402

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.   Named Insured:

Wells Fargo Funds Trust
525 Market St 12th FL
San Francisco, CA 94105

(herein called Insured).

Item 2.   Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on
09/01/2013   and expire at 12:01 A.M. on 09/01/2014   local time as to each of
said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.   Single Loss Limit of Liability: $12,500,000

Item 4.   Aggregate Limit of Liability: $12,500,000

Item 5.   Schedule of Underlying Insurance:

(A)   1.   Underlying Insurer: Great American Insurance Company

2.   Bond or Policy Number: FS 517-76-01-10
3.   Bond or Policy Period: From: 09/01/2013   To: 09/01/2014
4.   Limit of Liability:
     Single Loss Limit of Liability $20,000,000
     Aggregate Limit of Liability $0
5.   Single Loss Deductible: $0

(B)   1.   Underlying Insurer: The Fidelity & Deposit Company of
                                       Maryland
2.   Bond or Policy Number: FIB 0004712 13
3.   Bond or Policy Period: From: 09/01/2013   To: 09/01/2014
4.   Limit of Liability:
     Single Loss Limit of Liability $20,000,000
     Aggregate Limit of Liability $20,000,000

(C)   1.   Underlying Insurer: Berkley Regional Insurance Company

2.   Bond or Policy Number: BFI-71000386-13
3.   Bond or Policy Period: From: 09/01/2013   To: 09/01/2014
4.   Limit of Liability:
     Single Loss Limit of Liability $20,000,000
     Aggregate Limit of Liability $20,000,000

(D) 1. Underlying Insurer: Federal Insurance Company

     2. Bond or Policy Number: 82183333
     3. Bond or Policy Period: From: 09/01/2013   To: 09/01/2014
     4. Limit of Liability:
        Single Loss Limit of Liability $20,000,000
        Aggregate Limit of Liability $20,000,000

Item 6.   Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $122,500,000   plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.   Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $122,500,000   plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.   Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: Great American Insurance Company

Bond or Policy Number: FS 517-76-01-10
Effective Date: 09/01/2013

Except as provided below:
Sublimits of: G. Stop Payment, H. Uncollectible Items of Deposit, I. Audit
Expense and K. Unauthorized Signature

Item 9.   The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 11N59402 (9/1/2012-9/1/2013)

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.   The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
XS109 05-05; XS201 05-05

Brian MacLean
President

Wendy C. Skjerven
Secretary

Executed this 17th   day of September, 2013.Countersigned

EXCESS FOLLOW FORM
Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1.   Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3.   Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds.   Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss.   The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4.   Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations.   Notice given to any Insurer identified in Item 5. of the Declarations of this

Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer.   Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5.   Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6.   Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7.   Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations,   (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-11N59402-13-N2	09/17/13	09/01/13 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
WELLS FARGO FUNDS TRUST

SCHEDULE OF UNDERLYING INSURERS ENDORSEMENT

It is agreed that:

Item 5. Schedule of Underlying Insurers is amended as follows:

(E) 1. Underlying Insurer: Axis Insurance Company
2. Bond or Policy Number: MCN753993/01/2013
3. Bond or Policy Period: From: 09/01/2013 To: 09/01/2014
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(F) 1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
2. Bond or Policy Number: 01-340-59-14
3. Bond or Policy Period: From: 09/01/2013 To: 09/01/2014
4. Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

(G) 1. Underlying Insurer: Great American Insurance Company
2. Bond or Policy Number: FS 204-59-90-03
3. Bond or Policy Period: From: 09/01/2013 To: 09/01/2014
4. Limit of Liability:
Single Loss Limit of Liability $12,500,000
Aggregate Limit of Liability $0

(H) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-11N59402-13-N2	09/17/13	09/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
WELLS FARGO FUNDS TRUST

CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The ¦¥ Premium ¨§ Additional Premium ¨§ Return Premium for the period

    from 09/01/2013 to 09/01/2014 is $25,659

3. If the premium is payable in installments they are, or are amended to read as follows:

    Payable on

    Payable on

    Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By _____

                                        Authorized Representative

INSURED

XS201 Ed. 5-05
ª 2005 The Travelers Indemnity Company. All rights reserved.